UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Payment Data Systems, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    70438S103
                                 (CUSIP Number)

                                January 18, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438S103


     1.     Name of Reporting Person:
            Robert Evans     I.R.S. Identification Nos. of above persons
                             (entities only):

     2.     Check the Appropriate Box if a Member of a Group (See Instructions):
          (a) [ ]
          (b) [ ]

     3.     SEC Use Only:

     4.     Citizenship or Place of Organization:
            United States

Number of                   5. Sole Voting Power:       5,500,000(1)
Shares                      6. Shared Voting Power:             0
Beneficially                7. Sole Dispositive Power:  5,500,000(1)
Owned by                    8. Shared Dispositive Power:        0
Each Reporting
Person With

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,500,000

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

    11.     Percent of Class Represented by Amount in Row (9):
            9.4%

    12.     Type of Reporting Person (See Instructions):
            IN

1 Includes 480,000 shares not currently outstanding but subject to currently exercisable warrants.

ITEM 1.

(a)     Name of Issuer
Payment Data Systems, Inc.

(b)     Address of Issuer's Principal Executive Offices
12500 San Pedro, Suite 120, San Antonio, Texas 78216

ITEM 2.

(a) Name of Person Filing
Robert Evans

(b) Address of Principal Business Office or, if none, Residence
P.O. Box 56, Williamsville, IL 62693

(c) Citizenship
United States

(d) Title of Class of Securities
Common Stock, $0.001 par value per share

(e) CUSIP Number
70438S103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO [SECTIONS] 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)  Broker  or  dealer  registered under Section 15 of the Act (15 U.S.C. 78o).

(b)  Bank  as  defined  in  Section  3(a)(6)  of  the  Act  (15  U.S.C.  78c).

(c) Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  An  investment adviser in accordance with [section] 240.13d-1(b)(1)(ii)(E).

(f) An employee benefit plan or endowment fund in accordance with [section] 240.13d-(b)(1)(ii)(F).

(g) A parent holding company or control person in accordance with [section] 240.13d-1(b)(1)(ii)(G).

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  Group,  in  accordance  with  [section]  240.13d-(b)(1)(ii)(J).

Not applicable.

ITEM 4.  OWNERSHIP

(a) Amount beneficially owned:5,500,000*
(b) Percent of class:9.4%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:5,500,000*
(ii) Shared power to vote or direct the vote:0
(iii) Sole power to dispose or to direct the disposition of:5,500,000*
(iv) Shared power to dispose or to direct the disposition of:0
* Includes 480,000 shares not currently outstanding but subject to currently exercisable warrants.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007

     /s/ Robert Evans
     ----------------
     Robert Evans